Exhibit 99.2

Purple Innovation, Inc.

2017 EQUITY INCENTIVE PLAN

Option Grant Agreement

This Grant Agreement evidences (i) the grant of a Nonqualified Stock Option (the “Initial Grant”) outside of the Purple Innovation, Inc. 2017 Equity Incentive Plan (the “Plan”) as an inducement grant in accordance with the Nasdaq inducement grant exception found in Nasdaq Listing Rule 5635(c)(4) and (ii) an agreement to grant Nonqualified Stock Options in the future (the “Future Grants”) pursuant to the provisions of the Plan, to the individual whose name appears below (the “Participant”), covering the specific number of shares of stock set forth below and on the following express terms and conditions (capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan):

1.	Name of Participant: Joseph B. Megibow

2.	Initial Grant. The Initial Grant is comprised of an option to purchase 538,020 Common Shares of Purple Innovation, Inc. (the “Company”). The grant date of the Initial Grant is October 1, 2018 (the “Initial Grant Date”).

3.

Future Grants. Provided that the Participant continues to be employed by the Company or any of its subsidiaries, the Company shall automatically grant to Participant an option to purchase 179,340 Common Shares on each of the following dates, or, if such date is a weekend or holiday, the next following business day (each a “Future Grant Date”):

●	October 1, 2019
●	October 1, 2020
●	October 1, 2021

4.	Exercise Price per Share:

(a)	Initial Grant. The exercise price of the Initial Grant shall be the greater of (i) the closing price of the Company’s Common Shares on the Initial Grant Date or (ii) the trailing sixty (60) day volume weighted average price of the Company’s Common Shares determined as of the Initial Grant Date.

(b)	Future Grants. The exercise price of each Future Grant shall be equal to the trailing thirty (30) day volume weighted average price of the Company’s Common Shares determined as of the respective Future Grant Date.

5.	Vesting and Exercisability:

(a)	Vesting. The Initial Grant and each Future Grant shall be subject to four-year monthly vesting following an initial 25% “cliff”; the date of the 25% one year “cliff” is the first anniversary of the grant date for such grant. Vesting of the remaining 75% will occur on the first day of each calendar month thereafter. “Cliff” means herein that no vesting will occur until the date when the first 25% vests and the remaining 75% begins to vest monthly.

(b)	Termination. If Participant’s employment with the Company is terminated for Cause (as defined in the Participant’s Employment Agreement dated September 21, 2018), all of the Participant’s options issued under the Initial Grant or any Future Grant, whether vested or unvested, then outstanding shall be immediately forfeited and cancelled without payment.

6.	Change in Control: Notwithstanding the foregoing, upon a Change in Control (as defined in the Participant’s Employment Agreement dated September 21, 2018), the options issued under the Initial Grant or any Future Grant that are then outstanding shall vest in the manner provided in the Plan.

7.	Clawback: The Initial Grant and each Future Grant is subject to any Company clawback policy as may be adopted or amended from time to time.
8.

Exercise: With respect to the Initial Grant and any Future Grant, the Exercise Price shall be payable, at the Participant’s election (A) in cash; (B) if there is a public market for the Common Shares at the time of exercise, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which such option was exercised that number of Common Shares having a Fair Market Value equal to the aggregate Exercise Price for the Common Shares for which such option was exercised. Any fractional Common Shares shall be settled in cash.

9.	Expiration/Termination of Option: Each option shall have a term of five years. In the event of the Participant’s death, Disability, Retirement or termination of employment (with and without Cause), each option shall be treated in the manner set forth in Section 7 of the Plan.

The Participant hereby acknowledges receipt of a copy of the Plan as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference with respect to each grant, and each such option is subject to these terms and provisions in all respects. At any time when the Participant wishes to exercise an option, in whole or in part, the Participant shall submit to the Company a written notice of exercise, specifying the exercise date and the number of Common Shares to be exercised. Upon exercise, the Participant shall remit to the Company the exercise price in cash or in such other form as permitted under this Agreement or the Plan, plus an amount sufficient to satisfy the required withholding tax obligation of the Company, if any, that arises in connection with such exercise.

Purple Innovation, Inc.

By:	/s/ Terry V. Pearce	10/1/2018
	Terry V. Pearce Chief Executive Officer and Chairman of the Board	Dated

Agreed to and Accepted by:

/s/ Joseph B. Megibow	10/1/2018
Joseph B. Megibow	Dated